SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2005

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

EXTRAORDINARY GENERAL MEETING

MEETING CALL

We hereby invite the shareholders of NET SERVIÇOS DE COMUNICAÇÃO S.A. to the Extraordinary Shareholders’ Meeting to be held on July 12, 2005, at 11 pm, at the Company’s headquarters located at Rua Verbo Divino, nº 1.356, 1º andar, in the city and state of São Paulo, to deliberate on the following AGENDA:

a) Reorganization of CHAPTER V – FISCAL COUNCIL – of the Company’s bylaws to make this council a permanent one and to adjust under the scope of the Sarbanes-Oxley Act.

b) Placement of the Fiscal Council, sitting and alternate member’s election, and definition of their fixed remuneration.

c) Change the article 5 of the Company’s bylaws to reflect the Company’s capital increase confirmed at the Board of Directors’ Meeting held on May 10, 2005, from R$2,748,650,800.00 to R$3,387,408,498.71, arising from a private underwriting, within the authorized capital, corresponding to 745,147,153 common shares and 1,079,874,843 preferred shares, all registered, book-entry and nonpar shares, at a price of R$0.35 per common and preferred shares.

The minute of the Company’s bylaws to be deliberated on the Extraordinary General Meeting now summoned is available to the shareholders as from this date at the Company’s headquarters, and was submitted to Bovespa – São Paulo Stock Exchange, under the scope of article 135, paragraph 3º and article 124, paragraph 6º of the Law 6.404/76, and amendments.

The shareholders participating in the Fungible Custody of Registered Shares of the Stock Exchanges intending to participate in this Meeting shall submit a statement issued forty eight (48) hours before the Meeting, containing their respective shareholding provided by the custody agency.

São Paulo, June 24, 2005.

Roberto Irineu Marinho – Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2005

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.